Filed pursuant to Rule 424(b)(3)
Registration No. 333-97321

PROSPECTUS SUPPLEMENT NO. 4
(TO PROSPECTUS DATED AUGUST 8, 2002)

2,507,452

BRIAZZ, Inc.

COMMON STOCK

This prospectus supplement supplements the prospectus dated August 8, 2002, and all prior supplements thereto, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 2,507,452 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission as of January 16, 2002.

This prospectus supplement should be read in conjunction with the prospectus dated August 8, 2002, the prospectus supplement no. 1 dated November 18, 2002, the prospectus supplement no. 2 dated December 5, 2002, and the prospectus supplement no. 3 dated December 16, 2002, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to such documents, except to the extent that the information in this prospectus supplement updates and supercedes such information.

Investing in the shares involves risks. See “Risk Factors” beginning on page 12 of the prospectus dated August 8, 2002 and the risk factors included in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002, which is included in the prospectus supplement no. 1 dated November 18, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 30, 2002

BRIAZZ, INC.

(Exact name of registrant as specified in its charter)

Washington	000-32527	91-1672311
(Jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3901 7th Avenue South, Suite 200
Seattle, Washington 98108-5206

(Address and zip code of principal executive offices)

Registrant’s telephone number, including area code: (206) 467-0994

Not Applicable

(Former name or address, if changed since last report)

Item 5. Other Events
SIGNATURES

Item 5. Other Events

Since December 30, 2002, Flying Food Group, L.L.C. (“FFG”), a provider of in-flight catering services at major international airports in the United States, and food products for grocery and specialty retail, has loaned Briazz, Inc. an additional $425,000 to be used for working capital purposes. This loan is due on demand of FFG and is secured by a pledge of Briazz’s assets. FFG or its affiliates have now loaned Briazz an aggregate of $1,450,000.

Briazz has entered into a Food Production Agreement with FFG which provides that FFG will be Briazz’s exclusive manufacturer and supplier of various food products in all market areas in which Briazz operates. FFG is currently producing food for the Chicago and Los Angeles markets. It is anticipated that food production for Seattle and San Francisco will be transferred to FFG in mid-February. After an initial ten-year term, the agreement renews automatically for successive one-year terms unless terminated by either party on one-year’s notice. In connection with the transfer of its Los Angeles food production to FFG, Briazz entered into a lease termination agreement with respect to its central kitchen in that market.

The terms of the company’s 14% secured convertible note dated June 18, 2002, as amended, issued to Laurus Master Fund, Ltd. with an original principal amount of $1.25 million have been amended to provide that, in the event Briazz elects to make a payment under the note by issuing to Laurus shares of common stock, Laurus may elect to receive all or any part of such payment prior to the scheduled payment date. In this situation, Laurus can convert at a price per share equal to 85% of the average of the five (5) lowest closing prices during the thirty (30) trading days immediately preceding the conversion date if at the time Briazz elects to repay the note in stock, the trading price is less than 125% of the applicable fixed conversion price, which is currently $0.50 per share. The purpose of the amendment was to clarify the conversion provisions with respect to a payment or conversion prior to the scheduled payment date under the note. The amendment to the note did not affect the conversion rate.

Briazz has elected to repay the March 2003 payment to Laurus of approximately $80,000 in common stock rather than cash. This payment is due March 1, 2003. As a result of Briazz’s stock repayment election, Laurus has converted approximately $8,300 of the March 2003 principal payment due under its convertible note into 30,000 shares of Briazz common stock. This was converted at the conversion discount discussed in the previous paragraph. Laurus has the right to convert the remainder of the March payment into common stock at the discount price per share described in the previous paragraph.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRIAZZ, INC.

Date: January 15, 2003
/s/ Victor D. Alhadeff
Victor D. Alhadeff Chief Executive Officer, Chief Financial Officer, Secretary and Chairman

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